As filed with the Securities and Exchange Commission on February 18, 2003

Registration No. 333-102584

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIBERNET TELECOM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2255974
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Michael S. Hubner, General Counsel

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

(Address, including zip code, and telephone number,

including area code, of agent for service)

Please send copies of all communications to:

Stephen J. Gulotta, Jr., Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

(212) 935-3000

Approximate date of commencement of proposed sale to public: from time to time, following the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee*

Common Stock	1,082,404,555	$0.09	$97,416,409.95	$8,962.31

NOTES TO FEE TABLE:

(1)	Includes 932,591,518 shares of outstanding common stock, par value $0.001 per share, and 149,813,037 shares of common stock issuable on exercise of outstanding warrants.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low sales prices of the registrant’s common stock reported on the Nasdaq SmallCap Market on February 13, 2003.

*	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

Subject to completion, dated February 18, 2003.

PROSPECTUS

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

1,082,404,555 shares of common stock

Selling stockholders identified in this prospectus may sell up to 1,082,404,555 shares of common stock of FiberNet Telecom Group, Inc., which includes 149,813,037 shares of common stock issuable by us to certain of the selling stockholders upon exercise of outstanding warrants held by such selling stockholders. This Prospectus covers the sale of such shares from time to time by the selling stockholders. Of the shares covered for resale under this Prospectus, 399,145,501 of those shares are subject to restrictions on transfer and may not be sold or otherwise disposed of until November 11, 2003. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol FTGX. On February 14, 2003, the closing sales price of the common stock was $0.09.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page             .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is             , 2003

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

FIBERNET’S BUSINESS

We deploy, own and operate fiber-optic networks designed to provide comprehensive broadband connectivity for data, voice and video transmission to service providers in major metropolitan areas. These networks provide an advanced, high bandwidth fiber-optic solution to support the demand for network capacity in the local loop. We provide optical transport within and between carrier hotels, which are facilities where service providers exchange and route communications traffic, as well as optical transport from carrier hotels to tenants in commercial office buildings. Our networks support multiple transmission protocols including synchronous optical network, or SONET, Ethernet, Frame Relay, asynchronous transfer mode, or ATM, and Internet Protocol, or IP. We have lit multiple strands of fiber on a redundant and diversely routed SONET ring and IP architecture throughout New York City. In addition, we also provide services in Chicago and Los Angeles.

We have experienced significant operating losses, net losses and negative cash flows from operating activities. We expect to continue to experience such losses and negative cash flows as we continue to operate our business. We also have a limited operating history. Consequently, prospective investors have limited operating history and financial data upon which to evaluate our performance.

The telecommunications industry is currently experiencing a period of uncertainty and rationalization. Many companies in our industry are in financial distress, and some of our largest customers have filed for bankruptcy. We have been negatively impacted by the general economic environment and by the difficulties that are impacting our industry. Most significantly, customer contracts and services have been cancelled, resulting in a loss of recurring revenues to us. We are unable to determine the extent to which additional contracts or services that we provide to our customers will be cancelled, and we cannot forecast our ability to replace those cancelled contracts with new contracts. As a result, our revenues, business operations and liquidity may continue to be negatively affected by the market environment.

THE OFFERING

Selling stockholders identified in this prospectus may sell up to 1,082,404,555 shares of our common stock, par value $0.001 per share. The selling stockholders may sell their shares according to the plan of distribution described on page 22 below. We will not receive any proceeds from the sale of these shares. We have paid certain expenses related to the registration of the common stock.

Although the resale of 1,082,404,555 shares of our common stock is being registered hereunder, 399,145,501 of those shares, which are held by the current and previous lenders under our senior, secured credit facility, are subject to restrictions on transfer and may not be sold or otherwise disposed of until November 11, 2003.

RISK FACTORS

You should consider carefully the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently deem immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected.

We are an early-stage company, and we expect to encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets.

We did not begin to engage in our current business until 1999 and did not begin to offer our services until the first quarter of 2000. The market for our services is unproven, and our limited operating history makes the evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently experienced by early stage companies in new and rapidly evolving markets. As an early-stage organization we are at a competitive disadvantage to larger, more established competitors. We anticipate that this competitive disadvantage may persist for the foreseeable future. If we do not successfully address these risks, our business may suffer.

We have and will continue to experience operating losses, net losses and a cash flow deficit.

We may not achieve or sustain operating income, net income or positive cash flow from operations in the future. Since our inception we have incurred operating losses and net losses both on an annual and quarterly basis. We have not achieved profitability and expect to continue to incur operating losses and net losses in 2003, and we may not for the foreseeable future. In 2000, we had an operating loss of $35.5 million and a net loss applicable to common stockholders of $77.0 million, and in 2001, we had an operating loss of $138.0 million and a net loss applicable to common stockholders of $178.2 million. For the first nine months of 2002, we had an operating loss of $6.8 million and a net loss applicable to common stockholders of $13.4 million. In 2000, we had revenues of $13.1 million, and in 2001 we had revenues of $31.2 million. For the first nine months of 2002, we generated revenues of $19.3 million.

In addition, we expect to continue to incur significant operating costs and, as a result, will need to generate significant, additional revenues to achieve profitability, which may not occur. If our revenues do not grow as needed to offset these costs, our business may not succeed. Furthermore, we may need to make additional capital expenditures in developing our networks before we know whether our business plan can be successfully executed.

You should also be aware that our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the economic and competitive conditions in the communications and networking industries;

•	any operating difficulties, increased operating costs or pricing pressures we may experience;

•	the passage of legislation or other regulatory developments that may adversely affect us;

•	changes in technologies creating alternative services to our services or making our services and networks obsolete;

•	any delays in implementing any strategic projects; and

•	our ability to operate our networks in a reliable and cost-effective manner.

We may require additional capital to fund the further development of our networks and operation of our business, and an inability to obtain such capital could harm our business.

Although we have substantially completed the build-out of our networks, we may selectively expand our networks in the future as market conditions and customer demand dictate. In addition, we may have to expand or adapt our networks to respond to the following:

•	an increasing number of customers;

•	demand for greater capacity;

•	the replacement of inadequate or malfunctioning network elements;

•	changes in our customers’ service requirements; and

•	technological advances

To do so, we may need to raise additional funds through public or private equity or debt financings. If we raise funds through the issuance of equity securities, the ownership percentage of our then-current stockholders will be diluted and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through another bank credit facility or the issuance of debt securities, the holders of such indebtedness would have rights senior to the rights of the holders of our common stock, and the terms of this indebtedness could impose restrictions on our ability to incur additional indebtedness and on our operations, which could impede the successful completion of our business plan.

There can be no assurance that additional funds will be available at the time needed, or on terms acceptable to us. Our inability to obtain additional financing, as needed, could have a material adverse effect on our business.

We must maintain our existing agreements for space in major carrier hotels or our business will be harmed.

Our business depends upon our ability to lease space in carrier hotels to establish carrier point facilities where we can locate our networking equipment and interconnect with our customers. At a minimum, to provide our services in a particular metropolitan area, we must obtain space in the major carrier hotels in that area. In addition, we need adequate space at our carrier point facilities in order to continue offering colocation services. There may be significant competition for space in major carrier hotels. Our inability to obtain additional space, or our inability to renew existing leases, would negatively impact our operations and have a material adverse effect on our business.

Many of our customers and vendors are experiencing financial difficulties and have filed or may file for bankruptcy protection.

The recent general economic weakness has severely impacted the telecommunications industry. The expected demand for broadband connectivity has not been realized in many segments of the market. As a result, there has been an industry-wide slowdown in capital spending and a large number of industry related bankruptcy filings. Many of our customers and vendors are currently experiencing financial distress, some of them have filed for bankruptcy protection.

We have contracts with communications providers that have filed for relief from creditors under the Bankruptcy Code, as well as contracts with other communications providers who may still yet file for bankruptcy protection. As a result, there is a significant doubt that some of our customers or vendors will perform their obligations under our contracts with them. In bankruptcy proceedings, the debtor, or trustee, as the case may be, has the right to, among other things, reject certain contracts.

In the past, bankruptcy courts have determined that certain our contracts with our customers constitute executory contracts, and the contracts were rejected. As a result, we received an unsecured claim for damages against the debtors, and all rights and privileges under the contracts were terminated, including payment for services rendered. There can be no assurance that additional customers or vendors will not seek bankruptcy protection and that additional contracts will be terminated.

We must increase the number of our significant customers and the volume of traffic on our networks or our business will suffer.

Our revenues continue to be negatively impacted by the general economic environment and by the difficulties that are affecting our industry. As a result, we must increase the current volume of traffic on our networks in order to realize anticipated revenues and cash flows. To do so, we must obtain long-term commitments from new large-volume customers, as well as expand our relationships with current customers. This need is more critical as a wholesale carrier because our potential customers are a limited number of service providers. Therefore, it is essential for us to succeed at establishing and expanding customer relationships; otherwise our business will suffer.

During the first nine months of 2002, our largest customers, 360networks and Qwest, accounted for approximately 27.3% of our revenues. This concentration of revenues increases the risk of a substantial decrease in our revenues, resulting from a deterioration in our relationship with either of these customers.

If we cannot maintain the scalability, reliability and speed of our network, potential customers will not use our services.

Because of the limited deployment of our services, our ability to manage a substantial amount of traffic on our networks while maintaining superior service is unknown at this time. There is no assurance that our network will be able to maintain current levels of service as the number of our customers grows. Our failure to maintain such levels of service would significantly reduce customer demand for our services and have a material adverse effect on our business.

Service interruptions on our networks could expose us to liability or cause us to lose customers.

Our operations depend on our ability to avoid and mitigate any damages from power losses, network failures, transmission cable cuts or natural disasters. The failure of any equipment or facility on our networks could result in the interruption of service until we make the necessary repairs or install replacement equipment. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, which would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our networks. Our networks may also contain undetected design faults and software “bugs” that, despite our testing, may be discovered only after our networks have been completed and are in use.

The occurrence of a natural disaster or act of terrorism in close proximity to our facilities would substantially harm our business.

The substantial majority of our facilities are located within the New York metropolitan area, with the remainder located in Chicago and Los Angeles. Given the concentration of our facilities, the loss of one of our facilities through the occurrence of a natural disaster, fire or flood, or an act of terrorism would have a material adverse effect on our business, results of operations and financial condition. We may not carry sufficient insurance to compensate us for losses caused by such an occurrence.

Our failure to manage the growth of our operations could harm our business.

We have rapidly and significantly expanded our operations. We anticipate that further expansion will be required to grow our customer base if we are to be successful in implementing our business strategy. Our future performance depends in part upon our senior management’s ability to manage our growth effectively. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage our growth effectively, our business will suffer.

Our business will be harmed if our information support systems are not further developed.

Sophisticated information processing systems, including provisioning, billing and network management, are vital to our growth and our ability to achieve operating efficiencies. Our plans for the development and implementation of these systems rely largely upon acquiring products and services from third party vendors and integrating those products and services. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. A failure of these systems could substantially impair our ability to provide services, send invoices and monitor our operations. We may also be unable to maintain and upgrade our operational support systems as necessary.

We license key software from third parties. If we are unable to obtain such software on commercially acceptable terms, our business could be adversely affected.

We rely on software licensed from third parties, including applications that are integrated with internally developed software and used in our services. Most notably, we license Portal, Preside and MetaSolv TBS. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our services. Although we believe that there are alternative suppliers for the software that we rely upon, it could take a significant period of time to establish relationships with alternative suppliers and integrate their software into our services. The loss of any of our relationships with these suppliers could have a material adverse affect on our business.

We depend on our key personnel, and the loss of their services may adversely affect our business.

We are highly dependent upon the efforts of our senior management team, none of whom currently have an employment agreement with us. The death or departure of any of our key personnel could have a material adverse effect on our business.

We may become the subject of litigation by our stockholders, which could adversely affect our business.

In addition to claims that may arise in the normal course of our business and financing activities, certain of our stockholders may sue us in an attempt to recover their losses as a result of the decline in our stock price. The resolution of such a claim would likely be costly and time-consuming. If any or all of such claims cannot be resolved through a negotiated settlement, we could become a party to the resulting litigation. Any litigation, even if we are successful, could result in substantial costs and diversion of resources and management attention. An adverse determination in any litigation could also subject us to significant liability, under the judgment of a court or by default.

The sector in which we operate is highly competitive, and we may not be able to compete effectively.

We face competition from many entities with significantly greater financial resources, well-established brand names and larger customer bases. The entities that compete with us include cable modem, Internet, digital subscriber line, microwave, mobile and fixed wireless service providers, local telephone companies, long distance companies and competitive collocation providers. The numerous companies that may seek to enter our market may expose us to severe price competition for our services. We expect competition to intensify in the future. If these competitors successfully focus on our market opportunity, there may be intense price competition which could have a material adverse effect on our business.

We may face competition from various service providers in buildings for which we have exclusive license agreements.

We generally have exclusive license agreements for both our on-net and off-net buildings. Even though our competitors cannot install a central distribution system in any of our buildings covered by an exclusive agreement, they may still compete with us by installing infrastructure designed to directly service one or more specific tenants in the building as requested by such tenants. Consequently, they could indirectly compete against us by not utilizing our in-building networks to gain connectivity to tenants. In addition, incumbent local exchange carriers, or ILECs, and the regional bell operating companies, or RBOCs, currently own pre- existing, copper-based networks in many of our on-net and off-net buildings. These ILECs and RBOCs may be able to upgrade their existing networks to provide advanced broadband services which would place them in direct competition with us. Furthermore, service providers may have pre-existing license agreements in our buildings, which allow these providers to install, and possibly expand, their network infrastructure in our buildings. As a result, we may face competition in some of the buildings for which we have exclusive license agreements.

Alternative technologies pose competitive threats.

In addition to fiber-optic technology, there are other technologies that provide more capacity and speed than traditional copper wire transmission technology, such as digital subscriber lines, or DSL, and wireless technologies, and can be used instead of our network. Furthermore, these technologies may be improved and other new technologies may be developed that provide more capacity, reliability, scalability and speed than the fiber-optic technology we deploy. The development of new technologies or the significant penetration of alternative technologies into our target markets may reduce the demand for our services and consequently could have a material adverse effect on our business.

In the communications industry, continued pricing pressure from our competitors and an excess of network capacity continue to cause prices for our services to decline.

We anticipate that prices for broadband network services, in general, and for our services, in particular, will continue to decline over the next several years due primarily to the following:

•	price competition as various service providers continue to install networks that might compete with our networks;

•	recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber; and

•	strategic alliances or similar transactions that increase customers’ purchasing power.

We have outstanding debt that may limit our ability to borrow additional money, restrict the use of our cash flows and constrain our business strategy, and we may not be able to meet our debt obligations.

As of January 10, 2003, we had total debt of $22.2 million. As a result of this debt and debt that we may incur in the future, we will need to devote a portion of our available cash towards debt service payments. In addition, our ability to borrow additional money is restricted by our current debt arrangements. Furthermore, we have agreed to terms in the credit agreement, which governs our senior secured credit facility, that expose us to certain risks and limitations, including the following:

•	as the interest rate on our debt is variable, if interest rates rise, our debt service payments will increase;

•	we have made affirmative financial covenants that we will breach if our financial results do not meet our expectations; and

•	we have agreed to certain negative covenants that may cause us to make choices regarding the operation of our business that we would not otherwise make.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance and on our ability to implement our business strategy successfully. We cannot assure you that our future cash flows and capital resources will be sufficient to repay our existing indebtedness and any indebtedness we may incur in the future, or that we will be successful in obtaining alternative financing. Further, our borrowings under our credit facility are secured by substantially all of our assets and our obligations under our facility are guaranteed by our subsidiaries. In the event that we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our networks, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, we would be in default under our existing debt agreements. To avoid a default, we may need waivers from third parties, which might not be granted.

Legislation and government regulation could adversely affect us.

We are subject to federal, state and local regulations that affect our services, competition, the taxation of our services and other aspects of our operations. The regulation of the communications industry is changing rapidly, and varies from state to state. Changes in the regulatory environment could affect our operating results by increasing competition, decreasing revenue, increasing costs or impairing our ability to offer services. Certain communications services are subject to significant regulation at the federal and state level. The Federal Communications Commission, or FCC, regulates communications carriers providing intrastate, interstate and international common carrier services. State public utility commissions exercise jurisdiction over intrastate communications services. The FCC and state public utility commissions do not regulate most enhanced services, which involve more than the pure transmission of customer provided information. Our subsidiary, Local Fiber, LLC, is regulated as a common carrier by virtue of its provision of communications services directly to the public for a fee. As a common carrier, Local Fiber, LLC is subject to extensive federal, state and local communications regulation, which includes the payment of all applicable regulatory assessments.

Many of our competitors and vendors, especially ILECs, are subject to federal and state regulations. These regulations change from time to time in ways that are difficult for us to predict. Although we believe the services we provide today, other than those provided by Local Fiber, LLC, are not subject to regulation imposed on other telecommunications services by the FCC or the state public utility commissions, changes in regulation or new legislation may impose regulation on our non-regulated services.

Regulation of access to office buildings could negatively affect our business. Some states have adopted laws that require that commercial building owners provide non-discriminatory access to communications providers. Recently, the FCC released its decision relating to access to commercial multiple tenant buildings, and legislation was enacted that increases telecommunications access to buildings owned or used by the federal government. Among other decisions, the FCC prohibited telecommunications carriers from entering into exclusive agreements with commercial building owners on a prospective basis, and required utilities, including local exchange carriers, to provide access to other telecommunications carriers and cable service providers. Other building access issues remain to be addressed by the FCC. Depending on how these rules are interpreted, these requirements may facilitate our competitors’ entry into buildings in which we offer our services, which in turn will diminish the value of our access rights and adversely affect our competitive position.

As an access provider, we may incur liability for information disseminated through our networks. The law relating to the liability of access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. Although we have not been sued for information carried on our networks, it is possible that we could be. Federal and state statutes have been directed at imposing liability on Internet service providers for aspects of content carried on their networks. There may be new legislation and court decisions that may affect our services and expose us to potential liability.

As the law in this area develops, the potential imposition of liability for information carried on and disseminated through our networks could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or services offerings. Any significant costs that we incur as a result of such measures or the imposition of liability could have a material adverse effect on our business, including our operating expenses and our liquidity.

Our principal stockholders, directors and executive officers currently control a majority of the voting rights of our stock, and this may limit your ability to affect the outcome of any stockholder vote or exercise any influence over our business.

The concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or tender offer that could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 63% of our outstanding common stock. These stockholders, if they vote together, are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and matters.

Anti-takeover provisions could prevent or delay a change of control that stockholders may consider favorable.

Provisions in our certificate of incorporation, our by laws and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. The authorization of undesignated preferred stock, for example, gives our board the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. If a change of control or change in management is delayed or prevented, this premium may not be realized, or the market price of our common stock could decline.

The liquidity of our common stock could be adversely affected by changes in our Nasdaq listing.

Our common stock is currently listed on the Nasdaq SmallCap Market. On February 13, 2002, we received notification from Nasdaq that our common stock failed to comply with Nasdaq’s minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq National Market. Pursuant to the notification from Nasdaq, our common stock was to be delisted from the Nasdaq National Market on May 14, 2002. We, however, successfully applied to Nasdaq to have our listing transferred from the Nasdaq National Market to the Nasdaq SmallCap Market. Our common stock began trading on the Nasdaq

SmallCap Market on May 24, 2002. We then had until August 22, 2002, to regain compliance with Nasdaq’s minimum bid price requirement. Although we did not satisfy the minimum bid price requirement by August 22, 2002, Nasdaq granted us an additional 180 calendar day grace period to regain compliance with its minimum bid price requirement. We have yet to satisfy this requirement, and as of February 10, 2003, we may be delisted from the Nasdaq SmallCap Market, upon notification. Our stockholders have approved our effectuating a reverse stock split to bring us into compliance with Nasdaq’s minimum bid price requirement; however, our board of directors has yet to adopt such a reverse stock split.

If we are delisted from the Nasdaq SmallCap Market, our shares will continue to trade, if at all, on the OTC Bulletin Board, upon application by the requisite market makers. This will adversely impact our stock price, as well as the liquidity of the market for our shares which, as a result, will adversely affect the ability of our stockholders to purchase and sell their shares in an orderly manner, or at all. Furthermore, a delisting of our shares could damage our general business reputation and impair our ability to raise additional funds. Any of the foregoing events could have a material adverse effect on our business, financial condition and operating results.

Holders of our common stock will not receive a return on their shares until they sell them because we do not plan to pay cash dividends on our shares.

We have neither declared nor paid any dividends on our common stock and do not anticipate paying cash dividends in the future. We currently intend to retain any earnings to fund operations and future growth. Furthermore, our credit facility currently prohibits, and the terms of any future debt agreements or preferred stock will likely restrict, the payment of cash dividends on our common stock.

Our stock price is likely to be highly volatile, and you may lose all or part of your investment.

The trading price of our common stock is highly volatile. Failure to meet market expectations because of quarterly fluctuations in our financial results could cause our stock price to decline, and you could lose all or part of your investment. Moreover, factors that are not related to our operating performance could cause our stock price to decline. The stock market has periodically experienced significant price and volume fluctuations that have affected the market prices for securities of technology and communications companies. Consequently, you may experience a decrease in the market value of your common stock or lose all or part of your investment, regardless of our operating performance or prospects.

We must issue a substantial number of additional shares of common stock, which could adversely affect the trading price of our common stock.

We have a substantial number of shares of common stock subject to stock options and warrants. We cannot predict the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

NOTE CONCERNING FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents we incorporate by reference. Sometimes these statements contain words such as “anticipates,” “plans,” “intends,” “expects” and similar expressions to identify forward-looking statements. These statements are not guarantees of our future performance. Our business involves known and unknown risks, uncertainties and other factors (including, without limitation, those discussed above under “Risk Factors”) which may cause our actual results, performance or achievements to be materially different from what we say in this prospectus and in the documents we incorporate by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We will not revise these forward-looking statements to reflect events or circumstances after the date they were first made or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	amendment to our annual report on Form 10-K for the year ended December 31, 2001, filed on May 24, 2002

•	amendment to our annual report on Form 10-K for the year ended December 31, 2001, filed on April 30, 2002

•	annual report on Form 10-K for the year ended December 31, 2001, filed on March 1, 2002

•	amendment to our quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed on August 30, 2002

•	quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002

•	quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed on August 14, 2002

•	quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002

•	current report on Form 8-K dated March 15, 2002, filed on March 18, 2002

•	current report on Form 8-K dated April 15, 2002, filed on April 17, 2002

•	current report on Form 8-K dated May 23, 2002, filed on May 28, 2002

•	current report on Form 8-K dated June 14, 2002, filed on June 17, 2002

•	current report on Form 8-K dated June 28, 2002, filed on July 1, 2002

•	current report on Form 8-K dated July 12, 2002, filed on July 16, 2002

•	current report on Form 8-K dated July 25, 2002, filed on August 1, 2002

•	current report on Form 8-K dated July 25, 2002, filed on August 9, 2002

•	current report on Form 8-K dated August 13, 2002, filed on August 14, 2002

•	current report on Form 8-K dated July 25, 2002, filed on August 20, 2002

•	current report on Form 8-K dated August 30, 2002, filed on September 4, 2002

•	current report on Form 8-K dated October 4, 2002, filed on October 4, 2002

•	current report on Form 8-K dated October 18, 2002, filed on October 18, 2002

•	current report on Form 8-K dated November 1, 2002, filed on November 1, 2002

•	current report on Form 8-K dated November 12, 2002, filed on November 12, 2002

•	current report on Form 8-K dated November 14, 2002, filed on November 15, 2002

•	current report on Form 8-K dated January 10, 2003, filed on January 13, 2003

•	amendment to current report on Form 8-K/A dated January 10, 2003, filed on January 16, 2003

•	the description of our common stock contained in our registration statement on Form S-1 filed on January 18, 2001

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

•	Michael S. Hubner, Esq. General Counsel FiberNet Telecom Group, Inc. 570 Lexington Avenue New York, New York 10022 Telephone (212) 405-6200 Fax (212) 421-8860

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about FiberNet on our website at http://www.ftgx.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•

440,000,000 shares issued to the lenders under our senior secured credit facility at a price of $0.15 per share, as prepayment of an aggregate of $66,000,000 of outstanding indebtedness under the credit facility, pursuant to the terms of a Common Stock Purchase Agreement dated as of October 30, 2002.

•	41,269,842 shares underlying five-year warrants issued to the lenders in connection with the prepayment described immediately above. The exercise price of these warrants is $0.12 per share.

•	68,157,407 shares issued upon exercise of five-year warrants previously issued to the lenders in connection with the prepayment described immediately above.

•

600,000 shares underlying one-year warrants issued to a financial advisor in connection with all of the transactions that occurred on October 30, 2002. The exercise price of these warrants is $0.001 per share.

•	5,558,626 shares issued upon exercise of one-year warrants previously issued to a financial advisor in connection with all of transactions that occurred on October 30, 2002.

•	38,000,000 shares issued in a private placement to certain investors at a price of $0.10 per share pursuant to a Common stock Purchase Agreement dated as of October 30, 2002.

•	38,000,000 shares underlying five-year warrants issued to the investors in connection with the transaction described immediately above. The exercise price of these warrants is $0.12 per share.

•

9,002,040 shares issued to an investor in exchange for the surrender of our promissory note pursuant to the terms of a Note Exchange Agreement dated as of October 30, 2002. At the time of surrender, the outstanding principal amount of the promissory note was $450,102.

•

104,581,425 shares issued to certain investors upon the conversion of all outstanding shares of our Series H convertible preferred stock pursuant to the terms of a Share Exchange Agreement dated as of October 30, 2002. The shares of Series H preferred stock so surrendered had an aggregate liquidation preference (including accrued dividends thereon) of $10,726,300.

•	9,826,865 shares previously held by Nortel Networks Inc. which were subsequently sold to certain investors on October 30, 2002.

•

20,000,000 shares issued to the lenders under our senior secured credit facility at a price of $0.10 per share, in satisfaction of $2,000,000 of accrued interest outstanding under the credit facility, pursuant to the terms of a Common Stock and Warrant Purchase Agreement dated as of November 11, 2002.

•	12,380,952 shares underlying five-year warrants issued to the lenders in connection with the transaction described immediately above. The exercise price of these warrants is $0.12 per share.

•	7,555,555 shares issued upon exercise of five-year warrants previously issued to the lenders in connection with the transaction described immediately above.

•

52,000,000 shares issued to an investor in exchange for the surrender of a promissory note pursuant to the terms of a Note Exchange Agreement dated as of November 11, 2002. At the time of surrender, the outstanding principal amount and accrued interest under such promissory note was $2,080,000.

•

138,514,536 shares issued to certain of the lenders under our senior secured credit facility at a price of $0.10 per share, in satisfaction of approximately $13,400,000 of outstanding principal indebtedness and accrued interest owing to such lenders under the credit facility, pursuant to three separate Debt Exchange Agreements dated as of January 10, 2003.

•	29,166,667 shares issued in a private placement to certain investors at a price of $0.12 per share pursuant to a Common Stock Purchase Agreement dated as of January 10, 2003.

•	56,869,575 shares underlying five-year warrants issued to the investors in connection with the transaction described immediately above. The exercise price of these warrants is $0.12 per share.

•	692,668 shares underlying one-year warrants issued to financial advisors in connection with the transaction that occurred on January 10, 2003. The exercise price of these warrants is $0.001 per share.

•	8,930,397 shares issued upon exercise of one-year warrants previously issued to a financial advisor in connection with the transaction that occurred on January 10, 2003.

•

1,298,000 shares issued in connection with the settlement of certain outstanding litigation matters, which shares shall be held in escrow until such time as the parties shall have executed definitive settlement documentation.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder’s account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. “Beneficial ownership” here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. It therefore includes stock issuable on exercise of the warrants described above.

The information in the table is from the selling stockholders, reports furnished to us under rules of the SEC and our stock ownership records, as of the date of this prospectus. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of common stock beneficially owned after the offering is based on 1,048,422,926 shares outstanding as of the date of this prospectus.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering

SDS Merchant Fund, L.P.	208,938,123	201,434,064	7,504,059	*

Deutsche Bank AG, New York Branch (1)	162,795,111	161,448,742	1,346,369	*

Wachovia Investors, Inc. (2)	147,976,388	147,409,722	566,666	*

Sargon Capital International Fund Ltd.	115,845,782	108,612,182	7,233,600	*

DMG Legacy International Ltd.	59,567,384	59,567,384	—	*

DMG Legacy Institutional Fund LLC	57,110,997	57,110,997	—	*

IBM Credit LLC (3)	56,231,084	56,156,084	75,000	*

Nortel Networks Inc. (4)	34,130,953	34,130,953	—	*

Toronto Dominion (Texas) Inc. (5)	35,065,182	34,130,953	934,229	*

Penny Lane Partners, L.P.	32,670,991	22,418,428	10,252,563	*

SMFS Inc.	18,509,545	16,099,502	2,410,043	*

Alpha Capital AG	15,225,524	15,225,524	—	*

Silver Oak Investments, Inc.	15,225,524	15,225,524	—	*

Steve Derby	15,225,524	15,225,524	—	*

Burnham Hill Holdings LLC (6)	13,510,960	13,411,268	99,692	*

Jerdan Enterprises Inc.	13,320,680	13,320,680	—	*

Stonestreet Limited Partnership	12,180,421	12,180,421	—	*

Robert W. Duggan	10,504,951	10,504,951	—	*

H.C. Wainwright & Co., Inc. (7)	8,153,370	7,723,597	429,773	*

Trautman Wasserman 8701 Opportunities Fund, LP	7,155,337	7,155,337	—	*

Alexander Enterprise Holdings Corp.	7,716,323	6,165,344	1,550,979	*

MSL Investments LLC (8)	9,582,992	6,165,344	3,417,648	*

DMG Legacy Fund LLC	6,140,971	6,140,971	—	*

01144 Ltd.	6,090,212	6,090,212	—	*

Greenwich Growth Fund Limited	4,567,659	4,567,659	—	*

Stuart Jacobson	4,338,946	4,338,946	—	*

Ellis Enterprises Inc.	3,958,258	3,958,258	—	*

RHP Master Fund, Ltd.	3,045,107	3,045,107	—	*

Thomas J. Contino	2,664,468	2,664,468	—	*

Jack Gilbert	2,451,115	2,451,115	—	*

Randall M. Tuggle	2,055,116	2,055,116	—	*

Thomas J. Contino and Gerard D’Anduno	2,055,116	2,055,116	—	*

R.A. Schafer	1,788,836	1,788,836	—	*

LPS Consultants Inc.	2,122,168	1,788,834	333,334	*

Allen Weiss	1,522,553	1,522,553	—	*

Jeff Hermanson	1,522,553	1,522,553	—	*

Mark Collins	1,522,553	1,522,553	—	*

Rober’t A. Melnick	1,522,553	1,522,553	—	*

Trident Telecom Management LLC	1,298,000	1,298,000	—	*

Helen Jones Marital Trust	1,027,559	1,027,559	—	*

Steven H. Tishman	926,935	822,047	104,888	*

Eric Singer (9)	890,893	810,000	80,893	*

Ashraf Abdelaal and Kathryn Capo	761,277	761,277	—	*

BlueFin Partners	761,277	761,277	—	*

David Wiener Revocable Trust-96	761,277	761,277	—	*

James K. Lehman	761,277	761,277	—	*

Jules Roma	761,277	761,277	—	*

Michael Loew	761,277	761,277	—	*

Michel F. Pokel	761,277	761,277	—	*

Oscar Garza	761,277	761,277	—	*

Robert B. Kinney	761,277	761,277	—	*

Alan R. Cohen	621,536	616,536	5,000	*

Eliot D. Gersten, Trustee	411,025	411,025	—	*

Matthew Balk (10)	408,168	390,668	17,500	*

Bedding Discounters Inc.	380,639	380,639	—	*

Dan Foley	380,639	380,639	—	*

Gerald Wolfe	380,639	380,639	—	*

Gerard D’Anduno	380,639	380,639	—	*

William King	380,639	380,639	—	*

Hudson Valley Capital Management, LLC (11)	256,934	256,934	—	*

Steve Markovich (12)	92,000	92,000	—	*

Christopher Shufeldt (13)	35,257	35,257	—	*

Kimball & Cross Investment Management Corp. (14)	32,466	32,466	—	*

*	Less than one percent.

(1) Deutsche Bank AG, New York Branch is currently a lender under the Company’s senior secured credit facility.
(2) Wachovia Securities, Inc. is currently a lender under the Company’s senior secured credit facility.
(3) IBM Credit Corporation is currently a lender under the Company’s senior secured credit facility.

(4) Nortel Networks Inc. was a lender under the Company’s senior secured credit facility.
(5) Toronto Dominion (Texas) Inc. was a lender under the Company’s senior secured credit facility.
(6) Jason Adelman, a managing director of H.C. Wainwright & Co., Inc., is a member of Burnham Hill Holdings LLC.
(7) H.C. Wainwright & Co., Inc. has provided financial advisory services to the Company.

  (8)  Michael S. Liss, the president, chief executive officer and a director of the Company, is the managing member of MSL Investments LLC. The shares identified as owned after the offering include shares held by Mr. Liss individually and through his affiliated entities.

(9) Eric Singer is a managing director of H.C. Wainwright & Co., Inc.
(10) Matthew Balk is a managing director of H.C. Wainwright & Co., Inc.
(11) The principals of Hudson Valley Capital Management, LLC are employees of Kimball & Cross Investment Management Corp.
(12) Steve Markovich is an employee of H.C. Wainwright & Co., Inc.
(13) Christopher Shufeldt is an employee of Hudson Valley Capital Management, LLC.
(14) Kimball & Cross Investment Management Corp. has provided financial advisory services to the Company.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq SmallCap Market;

•	in private transactions other than through the Nasdaq SmallCap Market;

•	in connection with short sales of FiberNet shares;

•	By pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be “underwriters” within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Under the rules and regulations of the Securities and Exchange Commission, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified the financial statements incorporated by reference, as required by Section 7 of the Securities Act of 1933. Accordingly, we have incorporated these financial statements in reliance on Rule 437a under the Securities Act of 1933. Due to the lack of Arthur Andersen’s written consent to the inclusion of its report in this prospectus, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in the prospectus, including the financial statements incorporated by reference, and any claims against Arthur Andersen related to any such false and misleading statements will be limited.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document (or such other date as of which such information is purported to be given).

1,082,404,555

Shares of Common Stock

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

The date of this prospectus is             , 2003

PROSPECTUS

PART II.     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will bear all expenses, estimated at $ 45,000.00, incurred in connection with the registration of the shares offered in this registration statement under the Securities Act of 1933 and qualification or exemption of the registered shares under state securities laws for the named selling stockholders. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of registered shares.

SEC registration fees	$8,962.31
Blue sky fees and expenses*	$500.00
Costs of printing and engraving*	$3,000.00
Legal fees and expenses*	$25,000.00
Accounting fees and expenses*	$5,000.00
Miscellaneous*	$2,537.69

TOTAL*	$45,000.00

*Estimated

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation provides that we shall indemnify to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was one of our directors or officers or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, that is one brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VII of our certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we must indemnify our directors, officers, and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have purchased directors and officers liability insurance, which provides coverage against specified liabilities.

Our agreements with the selling stockholders pursuant to which we have filed this registration statement provide that we will indemnify each selling stockholder (including control persons, officers, directors and constituent partners of the selling stockholder), and each selling stockholder will indemnify us (including control persons, officers and directors) against certain liabilities which might arise from the registration. The indemnifications may cover liabilities arising under the Securities Act of 1933. The obligation of each selling stockholder to indemnify us or our affiliates is limited to liabilities based on written information which the selling stockholder provides to us for inclusion in the registration statement.

ITEM 16.    EXHIBITS

The following exhibits are filed with this registration statement, or incorporated by reference as noted:

No.	Description

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the registrant, re legality.*

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., included in Exhibit 5.1.*

24.1	Power of attorney.**

*	Filed with this Amendment No. 1.
**	Previously filed.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 18, 2003.

FIBERNET TELECOM GROUP, INC.

By:	/S/ MICHAEL S. LISS
Michael S. Liss President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL S. LISS Michael S. Liss	Director, President and Chief Executive Officer (principal executive officer)	February 18, 2003

/S/ JON A. DELUCA Jon A. DeLuca	Senior Vice President—Finance and Chief Financial Officer (principal accounting officer)	February 18, 2003

* Timothy P. Bradley	Director	February 18, 2003

* Philip L. DiGennaro	Director	February 18, 2003

* Roy (Trey) D. Farmer III	Director	February 18, 2003

* Charles J. Mahoney	Director	February 18, 2003

* Richard E. Sayers	Director	February 18, 2003

* By:	/S/ MICHAEL S. LISS as attorney-in-fact